UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A

                  REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              L. B. Foster Company
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


      Pennsylvania                                 25-1324733
------------------------            --------------------------------------------
(State of incorporation                  (IRS Employer Identification No.)
    or organization)


   415 Holiday Drive, Pittsburgh, PA                               15220
----------------------------------------                       -------------
(Address of principal executive offices)                         (Zip code)



Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                      ----

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [ ].

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box [X].

Securities Act registration statement file number to which this form relates:

                                 Not Applicable
                                 --------------

Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock Purchase Rights
                          ----------------------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
-------  --------------------------------------------------------

     On October 24, 2006, the Board of Directors of L. B. Foster Company (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's Common Stock, par value $0.01 per share ("Common Stock"), to shareholders of record at the close of business on May 15, 2007. Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one share of Common Stock at a purchase price of $30.00 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent. The following is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement, including the form of Rights Certificate and the Summary of Rights to be provided to shareholders of the Company, is being filed with the Securities and Exchange Commission as Exhibit 4B to this Registration Statement on Form 8-A and is incorporated herein by reference.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons other than the Company, its subsidiaries or any person receiving newly-issued shares of Common Stock directly from the Company or indirectly via an underwriter in connection with a public offering by the Company (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or
(ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the
Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after May 15, 2007 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 24, 2016, unless earlier redeemed or exchanged by the Company as described below (the "Expiration Date").

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     If any person becomes an Acquiring Person other than pursuant to a Qualifying Offer (as defined below), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The Rights Agreement contains an exemption for any issuance of Common Stock by the Company directly to any person (for example, in a private placement or an acquisition by the Company in which Common Stock is used as consideration) or indirectly via an underwriter in connection with a public offering by the Company, even if that person would become the beneficial owner of 20% or more of the outstanding Common Stock, provided that such person does not acquire any additional shares of Common Stock. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable in any event until such time as the Rights are no longer redeemable by the Company as set forth below.

     A "Qualifying Offer" means a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the Continuing Directors (as defined below) who are not officers or employees of the Company and who are not related (as specified in the Rights Agreement) to the Person making such offer, to be fair to and in the best interests of the Company and its shareholders.

     If at any time following the Stock Acquisition Date (i) the Company is acquired in a merger or other business combination transaction in which the Common Stock is changed or exchanged or in which the Company is not the surviving corporation (other than a merger that follows a Qualifying Offer and satisfies certain other requirements), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that have been previously voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights or at such other time as may be specified by the Board when it orders redemption, with, where required, the concurrence of a majority of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.05 redemption price.

     The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the Stock Acquisition Date, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at a time when the Rights are not redeemable.

     As of October 24, 2006, there were 10,520,245 shares of Common Stock outstanding and 727,000 shares of Common Stock reserved for issuance under outstanding options to purchase Common Stock. Each outstanding share of Common Stock at the close of business on May 15, 2007 will receive one Right. In addition, Rights shall be issued in respect of all shares of Common Stock that are issued (whether originally issued or from the Company's treasury) after that date but prior to the earlier of the Distribution Date or the Expiration Date and, in certain circumstances as provided in the Rights Agreement, after the Distribution Date.

Certain Anti-Takeover Effects
-----------------------------

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive a corporation's Board of Directors and its stockholders of any real opportunity to determine the destiny of the corporation. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights are not exercisable in the event of a Qualifying Offer, as described above. The Rights may be redeemed by the Company at $.05 per Right within ten days (or such later date as may be determined by a majority of the Continuing Directors) after the accumulation of 20% or more of the Company's Common Stock by a single acquiror or group. Accordingly, the Rights should not preclude any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no immediate dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

ITEM 2   EXHIBITS
------   --------

     The following exhibit is filed herewith as part of this registration statement:


         4B Rights Agreement, dated as of October 24, 2006, between L. B. Foster Company and American Stock Transfer & Trust Company, including the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A and B, respectively.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                           L.B. FOSTER COMPANY
                                           -------------------
                                           (Registrant)


Date:  October 27, 2006
                                           /s/ David J. Russo
                                           -------------------------------------
                                           David J. Russo
                                           Senior Vice President
                                           Chief Financial Officer and Treasurer

Exhibit Index
-------------



Exhibit Number                      Description
--------------                      -----------


4B Rights Agreement, dated as of October 24, 2006, between L. B. Foster Company and American Stock Transfer & Trust Company, including the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A and B.